Exhibit 99.1

Brookfield Residential Properties Inc.

REPORT ON VOTING RESULTS

Annual and Special Meeting of Shareholders

May 2, 2013

National Instrument 51-102 – Section 11.3 (Canada)

The Annual and Special Meeting of Shareholders of Brookfield Residential Properties Inc. (the “Corporation”) was held on Tuesday May 2, 2013 at 11:00 a.m. local time at the Hilton Orange County/Costa Mesa Hotel, 3050 Bristol Street, Costa Mesa, California, United States. At this meeting, there were 127 shareholders represented in person or by proxy holding 107,087,906 of the Corporation’s Common Shares (the “Common Shares”), representing 90.47% of the Corporation’s 118,354,703 issued and outstanding Common Shares as at the record date for the meeting.

The following is a summary of the votes cast by holders of the Common Shares represented at this meeting.

Election of Directors

All of the eight nominees proposed by management for election to the Board of Directors of the Corporation were nominated and elected at the meeting. As indicated below, each director elected at the meeting received a majority of the proxy votes cast for and withheld from voting for such director.

Management received the following proxies from holders of Common Shares in regard to the election of the eight directors nominated for election:

Class	Director	Votes For	Proxy %	Votes Withheld	Proxy %
Common Shares	Bruce T. Lehman	103,863,788	99.88	124,860	0.12
	Patricia M. Newson	103,963,405	99.98	25,243	0.02
	Alan Norris	103,981,729	99.99	6,919	0.01
	Allan S. Olson	103,982,848	99.99	5,800	0.01
	Timothy R. Price	103,860,929	99.88	127,719	0.12
	David M. Sherman	103,982,683	99.99	5,965	0.01
	Robert L. Stelzl	103,981,606	99.99	7,042	0.01
	Michael D. Young	103,861,165	99.88	127,483	0.12

Appointment of Auditor

The resolution to appoint Deloitte LLP, Chartered Accountants, as the external auditor of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the required majority of the holders of Common Shares.

Management received the following proxies from the holders of Common Shares on this resolution:

Class	Outcome	Votes For	Proxy %	Votes Withheld	Proxy%
Common Shares	Passed	107,079,824	99.99	6,489	0.01

Advisory Resolution on Executive Compensation

The advisory resolution on the Corporation’s approach to executive compensation described in the Management Information Circular was approved by the majority of the holders of Common Shares.

Management received the following proxies from the holders of Common Shares on this resolution:

Class	Outcome	Votes For	Proxy %	Votes Against	Proxy %
Common Shares	Passed	101,356,333	97.47	2,632,315	2.53

Other Business

There were no other matters coming before the meeting that required a vote by the holders of Common Shares.

Brookfield Residential Properties Inc.

/s/ “Shane D. Pearson”
Shane D. Pearson
Senior Vice President, Corporate Counsel and Secretary

Date: May 6, 2013